
May 9, 2022

David J. Arthur
Chief Executive Officer
Salarius Pharmaceuticals, Inc.
2450 Holcombe Blvd., Suite X
Houston, TX 77021

> **Re: Salarius Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 25, 2022**
> **File No. 001-36812**

Dear Mr. Arthur:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences